Exhibit 21

FirstFlight, Inc.
Subsidiaries as of December 31, 2007

Name of Subsidiary	State of Incorporation
Airborne, Inc. d/b/a FirstFlight	New York
H24 Aviation Advisors, LLC	New York
FBO Air Wilkes-Barre, Inc. d/b/a FirstFlight	Pennsylvania
FBO Air WB Leasing, Inc.	Pennsylvania
FBO Air Garden City, Inc. d/b/a FirstFlight	Kansas
Margeson & Associates, Inc.	New York

E-2